United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 1, 2025		Director of Investor Relations



Vale's 2Q25 Performance

August 1st, 2025



Disclaimer

VALE

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) Bacaba project CAPEX and start-up on slides 7 and 16; (ii) C1 cash cost on slide 8; (iii) iron ore C1 cost and all-in guidances on slide 12, (iv) copper and nickel all-in guidances on slide 13, and (v) interest on capital payment on slide 14.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;
(b) the global economy;
(c) the capital markets;
(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

1. Opening remarks

Vale 2030:

A trusted partner with the most competitive and resilient portfolio





Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

Superior Portfolio

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth

Performance Driven

- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions

Trusted Partner

- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency

Advancing towards an accident-free work environment

High-potential recordable injuries (N2)
(unit)


11
-55%
5
1H24
1H25

TRIFR[1] comparison against major peers


2020
2024
2.0
1.1
2.1
1.6
1.8
1.9
2.7
1.9
3.2
4.8
VALE
Peer 1
Peer 2
Peer 3
Peer 4

Source: International Council on Mining and Metals – ICMM

[1] TRIFR = Total Recordable Injury Frequency Rate. Rates are per one million hours worked (calculated by dividing the total number of fatalities or recordable injuries by total hours worked and multiplying by one million).

Solid performance across all business segments attesting to our operational excellence

Iron ore production
(Mt)


+4%
81
84
2Q24
2Q25

Nickel production
(kt)


+44%
28
40
2Q24
2Q25

Copper production
(kt)


+18%
79
93
2Q24
2Q25

New Carajás program: accelerating copper growth; Bacaba project preliminary license obtained


Sossego
Mine
Bacaba
Project

- Capacity: ~50 ktpa
- CAPEX: ~US$ 290 million
  Intensity: ~US$ 5,400/t of Cu eq.
- Sossego Mining Complex's life extension
- Start-up in 1H28

Consistently improving cost competitiveness

Iron ore C1 cash costs[1] – US$/t


2023
2025
2026
20.5-22
<20
Peer 1
Peer 2
Peer 3
VALE

Key Levers

Fixed cost dilution as production increases

Efficiency program:
Demurrage example

- Enhancing shipping planning with AI and advanced modeling
- -39% demurrage costs in 2Q25[2]

De-specification program

[1] Iron ore fines C1 cash costs, excluding third-party purchase. [2] Versus 2Q24.

VALE

Pioneering transparency in climate-related risks & opportunities

Vale is an early adopter of ISSB[1] standards

1st Major Mining Company **&**
1st Brazilian Company
to publish the Sustainability-Related Financial Information Report

US$ 1.4 bn
invested in decarbonization since 2020

Why does it matter?

Transparency & leadership	Voluntary adoption reinforces our role in **responsible mining** and **long-term value creation**
Investor focus	Clear view of how Vale **manages climate-related risks and opportunities and their financial impacts**
Strategic clarity	Climate **targets**, **transition plans**, and **financial impacts** disclosed

[1] The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards, already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information.

VALE

2. Financial Performance

EBITDA: cost efficiency levers helping offset lower commodity prices

EBITDA Proforma 2Q25 vs. 2Q24

US$ million


3,997
-1,073
314
132
59
-5
3,424
Proforma EBITDA 2Q24[1]
Iron ore price
Energy Transition Metals EBITDA contribution
C1 cash cost
Freight
Others[2]
Proforma EBITDA 2Q25[1]

[1] Excluding Brumadinho expenses and non-recurring itens. 2Q24 Proforma EBITDA was restated excluding one-off events (US$ 5 million). [2] Including volume, EBITDA from associates and JVs and other effects.

Iron ore: fourth consecutive quarter of y/y cost reduction; on track to meet guidance

C1 cash cost, ex-third-party purchases

(US$/t)


C1 cash cost guidance
US$ 20.5–22.0/t
-11%
24.9
22.2
2Q24
2Q25

Main effects in 2Q25 (y/y)

- Higher fixed cost dilution and mix effect (US$ -0.6/t)
- Demurrage efficiency (US$ -0.4/t)
- FX effect (US$ -1.3/t)

Iron ore & Pellets all-in costs[1]

(US$/t)


All-in guidance
US$ 53-57/t
-10%
61.2
55.3
2Q24
2Q25

Main effects in 2Q25 (y/y)

- C1 cash cost, ex-3rd-party (US$ -2.7/t)
- Expenses and royalties (US$ -2.0/t)
- Quality adjustments (US$ -1.3/t)

ETM: delivering solid cost improvement; copper all-in guidance revised down

Copper all-in costs
('000 US$/t)


New all-in guidance
US$ 1.5-2.0 k/t
-60%
3.7
1.5
2Q24
2Q25

Main effects in 2Q25 (y/y)

- Higher by-product revenues (US$ -1.2 k/t)
- Lower COGS (US$ -0.7 k/t)

Nickel all-in costs (ex-PTVI deconsolidation)
('000 US$/t)


All-in guidance
US$ 14.0-15.5 k/t
-30%
17.7
12.4
2Q24
2Q25

Main effects in 2Q25 (y/y)

- Improved operational performance diluting fixed costs (US$ -4.0k/t)
- Higher by-products revenues (US$ -1.4k/t)

FCF: solid generation despite EBITDA impact from lower prices

Free cash flow – 2Q25

US$ million

US$ 1.4 bn in interest on capital to be paid in Sep-25


3,424
-8
-1,053
-581
-241
-167
-366
1,008
-1,194
1,646
1,460
Proforma EBITDA
Working capital variation
CAPEX
Net financial expenses & income taxes¹
Associates & JVs²
Brumadinho incurred expenses & dam decharacterization³
Others⁴
Free Cash Flow (recurring)
Brumadinho & Samarco⁵
Cash management and others⁶
Increase in cash & equivalents
Cash flow
Debt & commitments amortization and cash/liability management

[1]Includes income taxes and REFIS (US$ -468 million), interests on loans and borrowings (US$ -269 million), leasing (US$ -33 million), net cash received on settlement of derivatives (US$ 149 million), and other financial revenues (US$ 40 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -84 million) and payments on dam decharacterization (US$ -83 million). [4] Includes disbursements related to railway concession contracts (US$ -105 million), streaming transactions adjustments to market prices (US$ -168 million), and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes US$ 1.676 billion in new loans & bonds and US$ -30 million in debt repayment.

Expanded net debt: trending towards mid-range, supported by solid FCF

Expanded net debt

US$ million


18,242
-1,008
633
-184
-235
17,448
Cash effects
Accounting effects
US$ 20 bn
Moving towards the mid-range of the target
US$ 10 bn
Expanded net debt 1Q25
Recurring FCF
Provisions adjustments
Swaps adjustments (mark-to-market)
Debt, leases and cash adjustments (FX, others)
Expanded net debt 2Q25

Key takeaways

Becoming a trusted partner
Leading in safety and sustainability initiatives

Continued focus on operational excellence
Record production in all three businesses in recent years

Driving cost competitiveness
Strong all-in reductions y/y: -10% in iron ore, -60% in copper, -30% in nickel

Accelerating copper growth
Bacaba project expected to start-up in 1H28

Disciplined approach to capital allocation
Balancing CAPEX, growth and strong shareholder returns